06008458

AB 4/27

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2006

SEC FILE NUMBER
8- 14599

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brighton Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Monroe Avenue
(No. and Street)

Rochester (City) New York (State) 14618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy 585-473-3590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue (Address) Rochester (City) New York (State) 14624-3033 (Zip Code)

PROCESSED
MAY 1 8 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/1/06

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Julie A. Gullo

Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTON SECURITIES CORP.

Financial Statements
December 31, 2005

BRIGHTON SECURITIES CORP.
Rochester, New York

TABLE OF CONTENTS

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying statement of financial position of Brighton Securities Corp. as of December 31, 2005, and the related statements of changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
February 2, 2006

BRIGHTON SECURITIES CORP.
STATEMENT OF FINANCIAL POSITION
December 31, 2005

	2005
Current assets:	
Cash and cash equivalents	$ 727,789
Inventory of marketable securities	47,833
Commissions receivable	258,518
Tax refunds receivable	167
Prepaid expenses	27,337
Notes receivable from employees	34,211
Total current assets	1,095,855
Property and equipment - net of accumulated depreciation	358,487
Other assets - net	249,163
Total assets	$ 1,703,505

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions and expenses	$ 201,003
Accrued profit sharing contribution	151,000
Deferred revenue	51,384
Note payable - current portion	38,333
Total current liabilities	441,720
Note payable - long term portion	76,667
Stockholders' equity:	
Common stock - $.10 par value, 400 shares authorized, 29 shares issued and outstanding	3
Capital in excess of par	109,240
Retained earnings	1,426,349
	1,535,592
Less cost of 9.98 shares of common stock held by the Corporation in treasury	(350,474)
Total stockholders' equity	1,185,118
Total liabilities and stockholders' equity	$ 1,703,505

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Total
Balance - beginning of year	$ 3	$ 109,240	$ 1,106,678	$ (207,825)	$ 1,008,096
Net income			769,721		769,721
Stockholders' distributions			(450,050)		(450,050)
Increase in treasury stock resulting from acquisition of 4 shares				(142,649)	(142,649)
Balance - end of year	$ 3	$ 109,240	$ 1,426,349	$ (350,474)	$ 1,185,118

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2005

		2005
Balance - beginning of year		$0
Increases	$0	
Decreases	0	0
Balance - end of year		$0

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

	2005
Revenues:	
Commissions	$ 3,484,222
Profit from underwriting	3,750
Trading profit	490,694
Financial planning	491,695
Interest income and other revenues	285,095
Total revenues	4,755,456
Expenses:	
Salaries and other employment costs for voting stockholder officers	755,475
Other employee compensation and benefits	2,589,462
Regulatory fees, legal and accounting and other related expenses	127,910
Other expenses	512,463
Total expenses	3,985,310
Income before provision for income taxes	770,146
Provision for income taxes	425
Net income	$ 769,721

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
Cash flows from operating activities:	
Net income	$ 769,721
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	72,940
Unrealized gain on investments	(27,816)
Increase in other current assets	(2,139)
Decrease in other current liabilities	43,749
Net cash flows from operating activities	856,455
Cash flows from investing activities:	
Acquisition of property and equipment	(176,244)
Acquisition of intangibles	(150,000)
Repayments of employee loans	17,789
Net cash flows from investing activities	(308,455)
Cash flows from financing activities:	
Stockholder distributions	(450,050)
Purchase of treasury stock	(142,649)
Net cash flows from financing activities	(592,699)
Net decrease in cash and cash equivalents	(44,699)
Cash and cash equivalents - beginning of year	772,488
Cash and cash equivalents - end of year	$ 727,789

See accompanying notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Corporation is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Corporation is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in eighteen states. The Corporation is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Corporation also provides fee-based financial planning and income tax preparation services. The Corporation's customers are primarily located in the Rochester, New York area.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Basis of Accounting - The Corporation reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of nine months or less. The Corporation maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Inventory of Marketable Securities - Pursuant to the reporting requirements of brokers/dealers, marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (fair value) is included in income.

Commissions Receivable - Commissions receivable at the balance sheet date primarily represent amounts due from the Corporation's clearing agent, First Clearing Corporation, and were received, in full, on January 3, 2006.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired, or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	5- 7 years

Other Assets - Other assets represents acquired intangible assets including customer lists and employment and nonsolicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Corporation, which range from three to seven years.

Advertising Costs - The Corporation expenses all advertising and marketing expenses as incurred. Advertising and marketing expense for the year ended December 31, 2005 was $63,427.

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

Leasehold improvements	$263,883
Furniture and fixtures	235,648
Equipment	253,898
	753,429
Less: accumulated depreciation	394,942
	$358,487

Depreciation expense for the year ended December 31, 2005 amounted to $57,103 .

3. OTHER ASSETS

At December 31, 2005, other assets consisted of the following intangible assets subject to amortization:

Customer lists	$106,000
Employment/nonsolicitation agreements	159,000
	265,000
Less: accumulated amortization	15,837
	$249,163

Estimated amortization for each of the five subsequent years ended December 31 is as follows:

2006	$ 63,347
2007	63,347
2008	54,515
2009	28,014
2010	23,376

The Corporation paid $150,000 of the aggregate amount of $265,000 during 2005. The balance due of $115,000 is payable to the seller in three equal annual installments with interest at 6% per year, beginning October 4, 2006.

4. LEASES

The Corporation is obligated under leases for its Brighton and Batavia office facilities. The Brighton office lease is for a twelve-year period through December, 2016, with an annual base rent of $98,750 through April, 2006, $106,500 through December, 2014, and $116,700 through December, 2016, payable in monthly installments, plus certain repairs, maintenance expenses, and real estate taxes. The total office rental expense for the year ended December 31, 2005 was $89,943. The Batavia office lease is for a five-year period through January, 2011, with an annual rent of $15,000 payable in monthly installments, plus certain repairs and maintenance expenses.

The Corporation is also paying monthly rent of $999 for a tax office on a month-to-month basis.

5. NET CAPITAL

The Corporation is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At December 31, 2005, the Corporation's excess net capital, computed in accordance with the rules, amounts to $359,541.

6. RETIREMENT PLAN

The Corporation sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a Corporation matching contribution plus any additional contributions made at the discretion of the Corporation's Board of Directors. The matching provision requires the Corporation to match 50% of employee deferrals up to 2% of the employee's salary. Total Corporation contributions for the year ended December 31, 2005, amounted to $157,186.

7. INCOME TAX MATTERS

The Corporation, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the corporation's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

8. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Corporation executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Corporation's total revenue. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Corporation.

The Corporation, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Corporation is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

9. LITIGATION

In March, 1996, the Bennett Funding Group, Inc. (BFG) and its related entities defaulted on payments due to investors under a series of notes issued as far back as 1991. BFG and other related business entities filed for bankruptcy in 1996. Brighton Securities Corp. had been a broker/dealer of BFG investment products. The Bankruptcy Trustee has initiated several adversary proceedings (lawsuits) against the insurance companies that carried the policies on BFG. Other entities, including Brighton Securities Corp., have been named as defendants in these lawsuits. The amount in controversy is undetermined at this time and the outcome of this litigation cannot be estimated at this time.

Included in accrued expenses at December 31, 2005, is management's estimate of the expected settlement of the remaining BFG cases, of $10,000.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying financial statements of Brighton Securities Corp. for the year ended December 31, 2005, and have issued our report thereon dated February 2, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in conjunction with the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
February 2, 2006

SCHEDULE I
BRIGHTON SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 FOR THE YEAR ENDED DECEMBER 31, 2005

Computation of net capital:		
Total stockholders' equity, qualified for net capital		$1,185,118
Deductions:		
Non-allowable assets:		
Securities not readily marketable		(3,300)
Property, furniture, equipment and leasehold improvements, net		(358,487)
Intangible assets, net of accumulated amortization		(249,163)
Prepaid expenses		(27,337)
Employee, 12b-1 fees, and certain other receivables		(68,478)
Haircuts on securities, computed, where applicable		
Pursuant to 15c3-1(f)		(18,812)
Net capital		$ 459,541
Minimum net capital required (greater of):		
6 2/3% of aggregate indebtedness of $518,387		$ 34,561
Required minimum net capital		$ 100,000
Excess Net Capital:		
Net capital per above		$ 459,541
Required minimum net capital per above		100,000
Excess net capital		$ 359,541
Excess based upon 1,000% of aggregate indebtedness ($459,541 less 10% of $518,387)		$ 407,702

Computation of aggregate indebtedness:

$$\frac{\text{Aggregate indebtedness}}{\text{Net capital}} \quad \frac{518{,}387}{459{,}541} = 1.13$$

The ratio of aggregate indebtedness to net capital is 1.13 to 1.00.

Reconciliation to Brighton Securities unaudited FOCUS Part IIA filing:		
Unaudited net capital per 12/31/05 FOCUS Part IIA		$ 453,177
Inadvertent understatement of nonallowable assets		(95,815)
Modification to haircuts		19,653
Effect of audit adjustments on unaudited retained earnings:		
• Additional accounts payable and accrued expenses recorded as part of the audit process	(27,112)	
• Prior month expense accrual inadvertently not reversed in December, 2005	82,736	
• Mark-to-market adjustment recorded as part of the audit process	27,816	
• Other - net	(914)	82,526
Net capital per Schedule I above		$459,541

SCHEDULE II

BRIGHTON SECURITIES CORP.
STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2005

Computation for determination of reserve requirement and information related to possession or control requirements under Rule 15c3-3, are inapplicable since the Firm is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2005

To The Board of Directors and Stockholders
Brighton Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Brighton Securities Corp. (the Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by Brighton Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the Securities and Exchange Commission, the New York Stock Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be, used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
February 2, 2006